Exhibit 3.1

Amendments to the By-Laws of INTERMET Corporation were adopted by the Board of Directors on February 8, 2005.

Article II, Section 1 of the By-Laws of INTERMET Corporation has been amended to provide as follows:

Section 1. Annual Meetings. The annual meeting of the shareholders of the corporation shall be held at the principal office of the corporation or at such other place within or without the United States as may be determined by the board of directors and shall be held on such date as may be established by the board of directors from time to time, for the purpose of electing directors and transacting such other business as may be properly brought before the meeting.

Article III, Section 2 of the By-Laws of INTERMET Corporation has been amended to provide as follows:

Section 2. Number, Election and Term. The number of directors which shall constitute the whole board shall be ten (10). Provided, however, the number of directors may be increased or decreased from time to time by the board of directors by amendment of this by-law, but no decrease shall have the effect of shortening the term of an incumbent director. Except as hereinafter provided, the directors shall be elected by plurality vote at the annual meeting of shareholders, and each director elected shall hold office until his successor is elected and qualified or until his earlier resignation, removal from office or death. Directors shall be natural persons who have attained the age of 18 years, but need not be residents of the State of Georgia or shareholders of the corporation.